Anchor National Life Insurance Company
                               1 SunAmerica Center
                           Los Angeles, CA 90067-6022


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                              ANNUAL RATCHET RIDER

This Rider adds a benefit to and becomes a part of the contract to which it is attached ("the contract"). All definitions, provisions and exceptions of the contract apply to this Rider unless changed by this Rider. In the case of any conflict between the provisions of the contract and this Rider, the provisions of this Rider will control.

While the Annual Ratchet Rider is in effect, the DEATH OF THE OWNER provision in the DEATH BENEFIT Section of the contract is amended to read as follows:

DEATH OF THE OWNER - If an Owner dies before the Annuity Date and there is a surviving Joint Owner, a Death Benefit is payable to the surviving Joint Owner. If an Owner dies prior to the Annuity Date and there is no surviving Joint Owner, a Death Benefit is payable to the Beneficiary. The value of the Death Benefit will be determined as of the date We receive proof of death in a form acceptable to Us. We will pay the death benefit equal to the greater of:

1. the total of all Premiums paid, reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of surrender; or

2.   the  Contract  Value,   less  any  Premium   Enhancement  paid  during  the
     twenty-four months prior to the date of death; or

3. the greatest Contract Value at any Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any Premium paid subsequent to that Contract Anniversary.

The surviving Joint Owner or the designated Beneficiary may elect the death benefit to be paid as follows:


1. payment of the entire death benefit within 5 years of the date of the Owner's death; or

2. payment over the lifetime of the surviving Joint Owner or the designated Beneficiary with distribution beginning within 1 year of the date of death of the Owner (see Annuity Options section of this contract); or

3. if the surviving Joint Owner or the designated Beneficiary is Your spouse, he/she can continue the contract in his/her own name.

If no payment option is elected within 60 days of Our receipt of proof of the Owner's death, a single sum settlement will be made at the end of the sixty (60) day period following such receipt. Upon payment of the death benefit, this contract will end.

If the Owner is a person other than the Annuitant, and if the Owner's death occurs on or after the Annuity Date, no Death Benefit will be payable under this contract. Any guaranteed payments remaining unpaid will continue to be paid to the Annuitant pursuant to the Annuity Option in force at the date of the Owner's death.

If the Owner is not a person, We will treat the death of the Annuitant before the Annuity Date as the Death of the Owner.

The Annual Ratchet Rider will be in effect if:

1.   the Owner elected it on the Application; and

2.   the Annual Ratchet Rider charge is shown on the Contract Schedule.


Signed by the Company


/s/ Christine Nixon                     /s/ Jay S. Wintrob
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   Secretary                              President